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                                                                    Exhibit 2.4



                                                                  CONFORMED COPY
BICC plc
Devonshire House
Mayfair Place
London
W1X 5FH
                                                                     27 May 1999


Dear Sirs

ACQUISITION OF ENERGY CABLES OPERATIONS

We refer to the agreement dated 6 April 1999 ("THE AGREEMENT") entered into between BICC plc ("THE VENDOR"), GK Technologies, Incorporated ("THE PURCHASER") and General Cable Corporation, in relation to the energy cables operations of the Vendor outside the United States and Canada. Terms defined in the Agreement, unless otherwise defined in this letter, shall have the same meanings in this letter.

The purpose of this letter is to record the agreement we have reached in respect of the variation of certain provisions of the Agreement, as follows:

1        TRANS-POWER CABLES PTE LIMITED

         1.1 Part B of Part 1 of Schedule 6 to the Agreement (which sets out those Jurisdictions in respect of which completion is to take place on a Subsequent Completion Date) includes the Jurisdiction of Singapore. There are two Group Companies which are incorporated in Singapore, namely Trans-Power Cables Pte Limited ("Trans-Power") and BICC Cables Asia Pacific Pte Limited ("BCAP"). Part 2 of Schedule 5 to the Agreement provides (inter alia) that completion of the acquisition of Trans-Power and BCAP is conditional upon the receipt by the Purchaser of a waiver in respect of the right of termination under the joint venture agreement in respect of PT BICC Berca Cables Limited.

         1.2 The parties have agreed that, notwithstanding the provisions of the Agreement, completion of the acquisition of Trans-Power should take place at the same time as completion of the acquisition of the UK Business.

         1.3      Accordingly, the parties have agreed that:

                  (a) completion of the acquisition of Trans-Power shall take place on the Completion Date;

                  (b) the acquisition of Trans-Power shall not be conditional upon satisfaction of the condition set out in Part 2 in Schedule 5 in respect thereof (as



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                           referred to in paragraph 1(a) above), provided
                           however that nothing in this letter shall be treated as a waiver of such condition in respect of the acquisition of BCAP;

                  (c) the definition of "Completion" in the Agreement shall be construed accordingly.

2        DOMINION WIRE & CABLES LIMITED

         2.1 Part B of Part 1 of Schedule 6 to the Agreement also includes the Jurisdiction of Fiji, the country of incorporation of Dominion Wire & Cables Limited ("DOMINION").

         2.2 The parties have agreed that, notwithstanding the provisions of the Agreement, completion of the acquisition of Dominion should take place on a date to be agreed between the parties but in any event as soon as reasonably practicable following satisfaction of the conditions relating to Dominion set out in
                  Part 2 of Schedule 5 to the Agreement, provided that completion of such acquisition shall for all purposes be treated as having taken place on the Completion Date.

3        USE OF "BICC" NAME

         3.1 The parties have agreed that in addition to the right conferred on the Purchaser under Clause 18.5.2 to use the name "BICC" in conjunction with the name "General Cable" (subject to the terms and conditions more particularly set out in that clause) the Purchaser shall be entitled to use and have the right to sublicence to any member of the Purchaser's Group (but only for so long as such remain subsidiaries of the Purchaser) the name "BICC" in conjunction with the name "General" as the name of any corporate entity, partnership or other vehicle which, in all cases, is primarily involved in the manufacture, sale or distribution of cables. Clause 18.5.2 shall be deemed to be amended accordingly.

         3.2      In addition to all rights conferred on the Purchaser under the
                  Agreement:

                  (a) The Vendor hereby agrees that with effect from Completion the Purchaser (and members of the Purchaser's Group) shall have the exclusive right to use and to sublicense the use of the trade mark "BICC General" in connection with the Businesses and the Vendor further agrees that neither the Vendor nor any member of the Vendor's Group shall use the mark "BICC" or any mark incorporating the name "BICC" other than in connection with BICC's retained cables businesses.

                  (b) The Vendor agrees that the Purchaser and members of the Purchaser's Group shall have the right to register in all jurisdictions around the world the trade mark "BICC General" in classes relevant to the



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                           Businesses. The Vendor shall at the Purchaser's cost
                           assist in the making of such applications by:

                           (i)      at the Purchaser's request, and if
                                    practicable, amending the specifications for any trade marks it may have incorporating the name "BICC" to exclude cable products (except such products as relate to BICC's retained cables businesses); or

                           (ii) at the Purchaser's request, cancelling any registered trade marks it may own incorporating the name "BICC' where such trade marks are registered in respect of cable products other than such products as relate to BICC's retained cables businesses.

         3.3 The parties have agreed that, without prejudice to the provisions of Clause 18.5.7, the Vendor shall procure that within three months of Completion (or such later date as the Purchaser may agree) it shall change the name of any company within the Vendor's Group to exclude the words "Fine Wires". Clause 18.5.7 shall be deemed to be amended accordingly.

         3.4 The parties have agreed that the Purchaser's Group shall have a period of three months following Completion to effect such company name changes as are required by the Agreement.

         3.5 The parties have agreed that, without prejudice to the rights conferred on the Purchaser under Clause 18.5.3, the Purchaser shall be entitled to use and have the right to sublicence to any member of the Purchaser's Group (but only for so long as such remain subsidiaries of the Purchaser) the name "BICC General Brand Rex Cables" as the name of any corporate entity, partnership or other vehicle which, in all cases, is solely involved in the manufacture, sale or distribution of Specialty Cables in the United States of America, Canada or Mexico. Clause 18.5.3 shall be deemed to be amended accordingly.

4        BICC SUPERTENSION CABLES (1980) LIMITED

         The Purchaser acknowledges that pursuant to Clause 5.2 of the Agreement it consented to the payment by BICC Supertension Cables (1980) Limited ("SUPERTENSION") of a dividend of approximately (pound)5.3 million to Mayfair Place Investments Limited ("MAYFAIR") and to the redemption by Supertension of 4,999,900 redeemable ordinary shares of (pound)1 each held by Mayfair and the Purchaser hereby irrevocably waives any claim which it may have pursuant to Clause 5.2 of, or paragraph 3.4 of
         Schedule 8 to, the Agreement against the Vendor in connection with such actions.


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5        TRANSITIONAL SERVICES

         The parties have agreed that in addition to the services agreed to be provided in Clause 21.15 of the Agreement, the Purchaser will use all reasonable endeavours to provide to the Vendor's Group during normal business hours such transitional services, including legal and corporate housekeeping, environmental and management assistance (including access to, and the co-operation of, relevant personnel), as are reasonably requested by the Vendor and which are required for the businesses retained by the Vendor's Group for a period of up to 12 months from Completion.

6        VAT RECORDS

         The parties have agreed that notwithstanding the provisions of Schedule 10 to the Agreement, the Vendor shall deliver to the Purchaser the VAT records relating to the UK Business.

7        SUBSTANTIAL CONTRACTS

         7.1 Schedule 19 to the Agreement contains a list of contracts which constitute "Substantial Contracts" for the purposes of the Agreement. On execution of the Agreement, the contracts listed in Appendix I to this letter were omitted, in error, from Schedule 19.

         7.2 The parties have agreed that the contracts listed in Appendix I shall be deemed to be included in Schedule 19, and the definition of "Substantial Contracts" shall be deemed to be amended accordingly.

8        PERU

         The parties have agreed that the Vendor will use its best endeavours to facilitate the Purchaser's participation in the sale or restructuring of the Vendor's shareholding in BICC Communications S.A. and, subject to any pre-emption rights and at the Purchaser's request, to transfer to the Purchaser or one of its wholly-owned subsidiaries, all of the Vendor's shareholding in BICC Communications S.A. and any inter-company loans between the Vendor's Group and BICC Communications S.A. for an aggregate consideration of (pound)1.

9        EQUIPMENT AT CLAYTON FACTORY, AUSTRALIA

         The parties have agreed as follows:

                  (a) within 21 days of Completion, the Vendor shall deliver to the Purchaser a schedule ("THE SCHEDULE") of machinery located at the factory in Clayton, Australia (the "CLAYTON FACTORY") which is not required for use in the Brand Rex business retained by the Vendor;


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                  (b)      the Purchaser may acquire any equipment set out in
                           the Schedule for an aggregate consideration of US$1 (ex-works) (the "PURCHASED EQUIPMENT"); and

                  (c) the Purchaser shall remove any Purchased Equipment from the Clayton Factory within 90 days of delivery of the Schedule or within such longer period as the parties agree, such removal to be wholly at the Purchaser's cost and to be carried out in a safe and proper manner leaving the Clayton Factory in a safe and tidy state following removal of the Purchased Equipment.

10       FOREIGN EXCHANGE

         The parties have agreed as follows:

                  (a) within 21 days of Completion, the parties will agree a schedule of all foreign exchange transactions entered into prior to Completion by BICC Cables Limited in relation to the Vendor's energy cables business (the "FX TRANSACTIONS");

                  (b)      with effect from Completion and subject to paragraph
                           (c) below, the Purchaser will procure that the FX Transactions are administered on behalf of the Vendor's Group and that such transactions are settled in full on the due date with the relevant counterparty and the Purchaser shall fully indemnify and keep indemnified the Vendor from and against all Losses which the Vendor or any member of the Vendor's Group may incur as a result of the failure to so settle the FX Transactions; and

                  (c) the Vendor retains the discretion to close out any of the FX Transactions which have a maturity date later than 31 December 1999 prior to the maturity date of such transactions having given the Purchaser 3 days' prior written notice of its intention to do so and any cash flows resulting from closing out such FX Transactions shall be for the account of the Purchaser.

11       PRICE ALLOCATION

         11.1 In accordance with Schedule 3 to the Agreement, Appendix II to this letter sets out the provisional allocation of the part of the Purchase Price referred to in paragraph 3.1 of Schedule 3 between the assets of the UK Business, subject to adjustment pursuant to Clause 9 of the Agreement.

         11.2 The amount of the Purchase Price allocated to the Non-Leased Properties includes amounts in respect of land, buildings and fixed plant and machinery. The parties agree that within ninety days of Completion, the parties will agree an allocation of the Purchase Price between these items. If no agreement is


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                  reached within this period, the allocation between these items shall be referred to the Reporting Accountants for determination.

This letter shall be governed by and construed in accordance with English law.

Please confirm receipt of this letter and your agreement to the terms set out herein by signing and returning the enclosed duplicate of this letter.

Yours faithfully

Robert J. Siverd                           Robert J. Siverd
 .................................          .............................
for and on behalf of                       for and on behalf of
GK Technologies, Incorporated              General Cable Corporation


We hereby acknowledge receipt of the above letter and confirm our agreement to the terms set out therein.

Peter Zinkin
 .................................
for and on behalf of
BICC plc






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                                   APPENDIX I


1 Agreementfor the provision of indirect PSDN services between BICC plc and Cable & Wireless Communications Services Limited.

2 Agreement for the provision of managed telecommunications services dated 16 October 1995 between BICC plc and BT Communications Management Limited.

3 Information Systems Procurement and Implementation Framework Agreement dated 26 June 1997 between BICC plc and Baan Company N.V.

4 Micro Control Software Licence Agreement dated 25 July 1989 between Sema Group (UK) Limited and BICC plc.

5 Standard Support Agreement dated 6 October 1997 between BICC plc and Infomix Software Limited.

6 Performance Guarantee dated 1 November 1997 between BICC plc and Hewlett-Packard Ltd.

7 Microsoft Select Master Agreement dated 16 November 1998 between BICC plc and Microsoft Operations Ltd.

8        Agreement dated 29 May 1991 between Hitachi Cable Limited and BICC
         Cables Ltd.

9        Each of the licences listed in Part D of Schedule 15 to the Agreement.




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


                                   APPENDIX II


1    Land, buildings and fixtures at Erith                                      (pound)4.79 million

2    Land, buildings and fixtures at Prescot                                    (pound)4.5 million

3    Land, buildings and fixtures at Wrexharn                                   (pound)4.95 million

4    Land, buildings and fixtures at Nottingham                                 (pound)0.06 million

5    Land, buildings and fixtures at Hebburn                                    (pound)0.55 million

6    Land, buildings and fixtures at Leigh                                      (pound)1.75 million

7    Plant and equipment                                                        (pound)30.39 million

8    Inventory                                                                  (pound)36 million

9    Debtors less creditors                                                     (pound)13 million

10   Trademarks and other intellectual property                                 (pound)0.01 million

11   BICC Supertension (1980) Limited ordinary shares                           (pound)200,000



Total                                                                           (pound)96.2 million



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